1 ANALYST DAY 22.09.2021 PIONEERS IN ELECTRIC AVIATION Filed by Vertical Aerospace Ltd. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Broadstone Acquisition Corp. Commission File No.: 001-39506 Date: September 22, 2021

2 ANALYST DAY – SEP 2021 LEGAL DISCLAIMER About this Presentation You must read the following before continuing. The following applies to this document, the oral presentation of the information in this document and any question-and-answer session that follows the oral presentation. In accessing the information, you agree to be bound by the following terms and conditions. This presentation and its contents has been prepared and issued by Vertical Aerospace Ltd. and its subsidiaries (the “Company,” “we,” “our” and “us”) solely for use for discussions with potential analysts held in advance of the proposed transaction between the Company and Broadstone Acquisition Corp. (“Broadstone”) and may not be used for any other purpose. This presentation is being provided as a source of preliminary information about the Company. 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The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. Accordingly, there can be no assurance that the projected results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the projected financial information. 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You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non- IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non- IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. This presentation also includes certain projections of non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included. Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Certain other amounts that appear in this presentation may not sum due to rounding. Revenue to include two main revenue streams: Aircraft Sales and Aircraft Services. Key revenue assumptions include the number of aircraft sold, the achievable sale price, number of aircraft in service and flight miles per vehicle. Adjusted EBITDA is defined as revenue for the period presented plus other income less cost of sales, research and development expenses, general and administrative expenses, selling expenses and other expenses not considering depreciation and amortization expenses, share-based payment compensation costs and other one-time items related to the Business Combination. Adjusted EBITDA is not a financial measure prepared in accordance with IFRS and should not be considered a substitute for net income (loss) prepared in accordance with IFRS. Free cash flow is defined as Adjusted EBITDA less taxes, capital expenditure and working capital movements. Free cash flow is not a financial measure prepared in accordance with IFRS and should not be considered a substitute for net cash flows used in operating activities prepared in accordance with IFRS. Participants in the Solicitation Broadstone and its directors and executive officers may be deemed participants in the solicitation of proxies from Broadstone’s shareholders with respect to the proposed transaction. A list of the names of those directors and executive officers and a description of their interests in Broadstone is contained in Broadstone’s Registration Statement on Form S-1, which was declared effective on September 10, 2020, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Broadstone at Broadstone Acquisition Corp., 7 Portman Mews South, Marylebone, London W1H 6AY, United Kingdom. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Broadstone in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction are included in the proxy statement / prospectus for the proposed transaction that has been filed with the SEC. Additional Information A preliminary proxy statement / prospectus on Form F-4 relating to the proposed transaction has been filed with the SEC and will be mailed to Broadstone’s shareholders once definitive. When available, the definitive proxy statement / prospectus and other relevant materials for the proposed transaction will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed transaction. This presentation and the information it contains has been prepared by the Company. Barclays Capital Inc., Barclays Bank PLC, Nomura Securities International, Inc. and Citigroup Global Markets Inc. and any other advisor (the "Advisors") acting in connection with the proposed transaction of the securities of the Company are acting exclusively for the Company and will not be responsible for providing advice to any other party. Subject to applicable law, none of the Advisors accepts any responsibility whatsoever nor makes any representation or warranty, express or implied, for the contents of the presentation, including its accuracy, completeness or verification or for any other statement made or purported to be made in connection with the Company, and nothing in this document or at this presentation shall be relied upon as a promise or representation in this respect, whether as to the past or the future. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed transaction.

3 ANALYST DAY – SEP 2021 3 STEPHEN FITZPATRICK Stephen founded and built UK energy retailer OVO Energy to a $7bn revenue, 5m customer business in a heavily regulated industry1 LED BY A PROVEN ENTREPENEUR Source: 1. Ovo Energy and its retail partners serve nearly 5m customers

TODAY'S SPEAKERS & AGENDA



STEPHEN FITZPATRICK

Founder and CEO

Stephen founded and built UK energy retailer OVO Energy to a $7bn revenue, 5m customer business in a heavily regulated industry[1]

ovo energy



MICHAEL CERVENKA

President

Previously Head of Future Business at Rolls-Royce. Over 20 years of civil and military aerospace experience with Roll-Royce

Rolls-Royce



PAUL HARPER

Head of Certification

Previously UK A380 Chief Airworthiness Engineer. Over 18 years military and civil aircraft certification experience.

AIRBUS



EDUARDO DOMINGUEZ

Chief Commercial Officer

Previously CEO of Airbus Urban Mobility, Over 18 years of aerospace experience with Airbus

AIRBUS



VINNY CASEY

Chief Financial Officer

Previously CFO and executive board member of OVO Group

ovo energy

WHY VERTICAL?

KEY TECHNOLOGIES

CERTIFICATION PROGRAM

ORDERBOOK

BUSINESS MODEL

Source: 1 Ovo Energy and its retail partners serve nearly 5m customers

ANALYST DAY – SEP 2021

4

5 ANALYST DAY - SEP 2021 5 EVTOL IS A $1TN MARKET1 DECARBONIZATION IS IMPERATIVE The transition to net zero is both a societal imperative and also one of the greatest commercial opportunities of our time Source: 1. Estimated by 2040 by Morgan Stanley’s eVTOL/Urban Air Mobility TAM Update: A Slow Take-Off But Sky’s the Limit. 2. 2018 UN Estimates 2. US 2019 figure (Intrix estimates). 3. Assumed 153.7m working population of US (Statista, 2021) and 40-hour work week. GROUND TRANSPORT CANNOT COPE 32 billion hours in the US alone are lost to congestion every year in an increasingly overwhelmed transportation network2. That’s more than 5 working weeks of lost productivity per working head of population3 URBANIZATION IS UNSTOPPABLE Today, 55% of the world’s population lives in cities, a proportion that is expected to increase to 68% by 2050 - an increase of approximately 2.5bn people sharing the same, already constrained ground infrastructure2

6 ANALYST DAY - SEP 2021 6 THIS IS NOT WHAT THE ANSWER LOOKS LIKE

7 ANALYST DAY - SEP 2021 7 VA-X4 IS THE ANSWER Source: 1. Based on projected VA-X4 noise level of <40dB in cruise. 2. Illustrative example based on an assumed load factor of 68% and gross margin of 40%. 3. zero operating emissions QUIET <40dB in cruise1 SAFE Expected to certify to EASA commercial aircraft safety standards 7 EMISSION FREE 100% electric powertrain3 AFFORDABLE c.$65 per pax for a 25 mile journey2

8 8 SIGNIFICANT ADVANCES IN TECHNOLOGY THE TECHNOLOGY IS HERE The transformation of the automotive industry and the transition to electric vehicles and distributed electric propulsion has pushed energy storage technology to a point which unlocks eVTOL range of 100+ miles AT THE RIGHT PRICE As well as getting better and better, the cost of this technology has fallen to a point where we can deliver an eVTOL operating cost using existing technology of just ~$1 per seat mile ~ $1 /seat/mile operating cost Price ($/kWh) 2 Energy Density ( Wh /kg) 1 ANALYST DAY - SEP 2021 Source: 1. Vertical battery cell partner supplier. 2. Bloomberg NEF, December 2020. 2. Samsung Battery Cell Roadmap. 3. Morgan Stanley Research, eVTOL/Urban Air Mobility TAM Update, May 2021. 100+ mile Range 150 170 190 210 230 250 270 290 2015 2016 2017 2018 2019 2020 2021 2022 BATTERY CELL ENERGY DENSITY (Wh/kg)1 0 100 200 300 400 500 600 700 800 2013 2014 2015 2016 2017 2018 2019 2020 BATTERY CELL PRICE ($/kWh)2

9 ANALYST DAY - SEP 2021 9 WHY VERTICAL? 1. CERTIFICATION CONFIDENCE The VA-X4 is designed to use existing, certifiable technology by a world class team of engineers and top-tier aerospace partners 2. MARKET LEADING PER- ORDER BOOK $5.4bn global pre-order book for up to 1,350 aircraft1. (~53% of expected revenues through to 2027E) 4. ATTRACTIVE VALUATION Attractive entry valuation given the stage of our development program comparative to our peers 3. ASSET- LIGHT AND SCALEABLE Less than 50% of the capital spend of our peers by leveraging our partner ecosystem in development and production scale up2 Source: 1. Conditional pre-orders from Avolon, American Airlines, Bristow and Iberojet with pre-order option for Virgin Atlantic and Marubeni. 2. See slide 49 of this presentation

SIGNIFICANT MOMENTUM SINCE MERGER ANNOUNCEMENT

INCREASED PRE-ORDER BOOK FROM 1,000 to 1,350[1]

Entered into partnership agreement with Marubeni to explore a Japanese AAM joint-venture including conditional purchase order option for up to 200 aircraft

Strategic partnership with Bristow for global p.135 operations inc conditional purchase order for up to 50 aircraft

Entered into partnership agreement with Avoris Group to including conditional purchase order for up to 200 aircraft

Avolon secured pre-order placement agreement for up to 250 aircraft with GOL, South America's second biggest airline, representing 50% onward lease of Avolon's initial purchase from Vertical

Bristow Marubeni GOL iberojet

CONFIDENCE FOR 2024 CERTIFICATION

On track for Design Organisation Approvals in line with certification plan, with audits undertaken

Entered into strategic partnership with GKN around wing certification and manufacture

Secured dedicated 50,000 sqft build and test facility at Cotswold airport

GKN EASA

CONTINUE TO BUILD WORLD CLASS ORGANIZATION

~70 new hires into the engineering team

Executive team hires:

CMO
Arnd Mueller



Lilium

Infrastructure
Andrew Macmillan



Heathrow

ANALYST DAY - SEP 2021

Notes: 1 Pre-orders from American Airlines, Avolon, Bristow and Iberojet with a pre-order option from Virgin Atlantic and Marubeni

10

11 ANALYST DAY - SEP 2021 1.WHY VERTICAL? 2. KEY TECHNOLOGIES 3. CERTIFICATION PROGRAM 4. ORDERBOOK 5. BUSINESS MODEL

12 ANALYST DAY - SEP 2021 12 VA- X1 First flew in 2018 at Cotswold Airport in Kemble, UK. This aircraft has been extensively tested and flown dozens of times. VA-X1. Our proof-of-concept aircraft. A single seater eVTOL with four electric engines, each inside a ducted fan SUCCESSFUL IN FLIGHT VA- X2 First flew in 2019 at Llanbedr Airfield, UK. Successfully demonstrated safe flight with a deliberate ‘motor out’ – a critical step to gaining EASA certification. VA-X2. Our second aircraft. A two-seater, 8 rotor aircraft capable of carrying loads of up to 250kg at speeds of up to 50mph

MULTICOPTER		VECTORED THRUST
 Vertical VA-X1 2018	 Vertical VA-X2 2019	 Vertical VA-X4 2020
Rotors provide lift throughout flight		Rotors provide lift during vertical take-off and landing Wing provides lift during efficient and fast cruise
✓ Proof of concept for scale electrified flight ✓ Low hover noise and high redundancy ✗ Least efficient ✗ Low occupancy ✗ Unable to scale or improve efficiency ✗ Limited practical use cases - sightseeing and short-range cargo and agricultural missions		✓ Optimized for hover and cruise ✓ High cruising speeds ✓ Efficient lift from wings enables higher payloads and much greater range ✓ Flexible design supports broad application ✓ Speed and range flexibility supports inter and intracity application – opens up wider TAM
VOLOCOPTER, EHANG		VERTICAL, Joby, Lilium, ARCHER

EVOLVED BY DESIGN

ANALYST DAY - SEP 2021

13

14 ANALYST DAY - SEP 2021 14 OPERATING COST c.$1.06 per seat mile for a 25 mile journey CAPACITY 5 People CERTIFICATION EASA/CAA CO2 EMISSIONS 0 VA-X4 RANGE 100+ miles up to an altitude of 5,000ft TOP SPEED 200+ mph Note: Aircraft statistics are expected figures based on company information. 1x Pilot 4x Passengers

ENGINEERING LEADS



ERIC SAMSON
Head of Engineering

Design release approval on Gulfstream G450, G550. Head of Structures on Gulfstream G650. Project Manager on Gulfstream G500 and Wing G600a



TIM WILLIAMS
Chief Engineer

Release/Chief Engineer on Rolls-Royce Turbomeca RTM322 01/9, RTM322 01/22. Europrop TP400

CERTIFICATION AND SAFETY



PAUL HARPER
Head of Certification

CVE Airbus A320, A321neo

UK Chief Airworthiness Engineer Airbus A380



TIM CRUNDWELL
Senior Stress Engineer

Design release approval and CVE at Airbus, GKN, Lockheed Martin

TECHNOLOGY AND DATA



VIC TERRY
Head of Digital Systems

Technical Lead for digital systems (sensors, data, algorithms) in aerospace, defense and consumer



JAMES MCMILLAN
Head of Data Management

Design release approval on Airbus A350, A400M, A380

TESTING



DEAN MOORE
Flight Test Specialist

Lead flight test engineer at Boeing



SIMON DAVIES
Test Pilot

Lead test pilot for Royal Air Force Tornado development

BATTERY



LIMHI SOMERVILLE
Head of Battery

Technical lead for Jaguar I-Pace electric vehicle battery system

FLIGHT PHYSICS



RICHARD ALEXANDER
Head of Flight Physics

Transport Canada DAD on Bombardier CRJ, Challenger, Global and C-Series family aircraft

POWERTRAIN



LAWRENCE BLAKELEY
Head of Powertrain

Design release approval on Airbus A400M, A320 (CEO & NEO), A330 (CEO and NEO), A380, A350

STRUCTURES



ALISON GREEN
Head of Structures

Design release approval on Airbus A320 & A330

OVER 120 ENGINEERS WITH EXTENSIVE EXPERIENCE

ANALYST DAY - SEP 2021

15

COMPONENT	OWN / PARTNER	RATIONALE	VERTICAL OWNERSHIP IS STRATEGICALLY IMPORTANT	WORLD CLASS PARTNERS EXIST	CAPEX NEED FOR CERTIFICATION AND INDUSTRIALISATION
BATTERY SYSTEM		• eVTOLs have unique safety, power & energy needs. No partner solution available • The battery system is commercially critical for ongoing service revenue • Vertical is sourcing automotive cells	●	○	◔
ROTOR DESIGN		• eVTOLs have unique VTOL and cruise requirements. No partner solution available • Rotor design key for aerodynamic efficiency, noise, weight and safety	●	○	◔
ELECTRIC POWERTRAIN	Rolls-Royce	• Rolls Royce has world leading Electrical Propulsion Units with top mix of high torque, power, low weight, safety and certification expertise • Leveraging significant investments and years of successful electric flight	◑	●	●
WING	GKN	• Developing the facility to manufacture wings requires huge investment for something that exists already within the aerospace ecosystem • GKN brings the latest manufacturing technologies, including automated fiber placement for lowest weight and cost	○	●	●
FLIGHT CONTROLS AND AVIONICS	Honeywell	• Developing hardware and software in-house to manage complex vertical to horizontal transition is safety critical and certification is a huge challenge. • Honeywell brings deep certification pedigree and has invested billions of dollars in technologies including F35 VTOL strike fighter • Critical enabler for safe and simple pilot operations	○	●	●
MATERIALS	SOLVAY	• Advanced Lightweight composites critical to vehicle performance and low-cost mass-manufacture • Solvay combines aerospace certified materials with high-end automotive mass-manufacture experience	○	●	●

KEY TECHNOLOGY CHOICES

ANALYST DAY - SEP 2021

16

VERTICAL IS STANDING ON THE SHOULDERS OF GIANTS

1. BATTERY

Targeting battery pack energy density of +220 Wh/kg using high energy dense lithium-ion battery cells at c.270 Wh/kg

2. ROTORS

8-rotor design provides the optimum total rotor area, maximizing efficiency in hover (crucial to extending battery life) and reducing noise

3. AERODYNAMICS

In-house simulation validated with extensive testing underpins exceptional aircraft handling and minimizes aircraft drag for maximum aircraft range and payload

4. SCALABILITY

Modular fuselage design, assembly and certification approach enables easy technology insertions and upgrades


VERTICAL

ELECTRIC PROPULSION UNIT

6 YEARS OF DEVELOPMENT — Rolls-Royce

AVIONICS AND FLIGHT CONTROLS

4 YEARS OF DEVELOPMENT — Honeywell

COMPOSITE MATERIALS

TECH ALREADY IN SERVICE — SOLVAY

WING

TECH ALREADY IN SERVICE — GKN

ANALYST DAY - SEP 2021 17

18 ANALYST DAY – SEP 2021 18 PROVEN TRACK RECORD Expert team of senior battery engineers have already developed two bespoke batteries designed specifically for eVTOL performance demands. Industry leading certification expertise – Vertical leads the European industry standards group for eVTOL Battery Panel 1. PROPRIETARY BATTERY EXISTING TECHNOLOGY Designed around cells already in commercial automotive application. Not reliant on future, unproven technology AEROSPACE EXCELLENCE Novel carbon composite outer-casing for fire containment and reduced mass. Crash and thermal runaway testing completed, witnessed by EASA and CAA. Completed extensive safety testing including vibration, battery fire and containment

19 ANALYST DAY - SEP 2021 19 2. REVOLUTIONARY ROTOR DESIGN HIGH EFFICIENCY Adaptive pitch control and unique rotor stow mechanisms allow maximum performance while minimizing drag HIGH PERFORMANCE High performance computing simulation and testing capabilities enable rapid rotor design evolution. We have designed rotors with minimum weight while achieving EASA safety standards LOW NOISE Aerodynamic testing at both sub-scale and full scale single and multi-rotor maximizes performance while minimizing noise through low tip speed

20 ANALYST DAY - SEP 2021 20 3. OPTIMIZED AERODYNAMICS EFFICIENT IN CRUISE Maximized wingspan to achieve cruise efficiency while still fitting onto existing helicopter landing pad footprint HIGHLY STABLE V-tail empennage provides optimum aircraft stability in all flight phases with the lowest weight and drag CONFIDENCE IN DESIGN State of the art computational fluid dynamics and simulation environments, validated by rig, wind-tunnel and full-scale aircraft testing

21 ANALYST DAY - SEP 2021 21 SCALABLE ARTCHITECTURE Scalability of existing VA-X4 architecture minimizes certification process to add new variants as well as reduced time to market 4. MODULAR DESIGN READILY UPGRADEABLE Retro-fitting of upgraded batteries and automation systems to drive improvements in range, capacity and lower operating cost MODULAR DESIGN Modular fuselage allows development of a family of eVTOL variants, allowing extension of the original design at minimal cost

22 ANALYST DAY - SEP 2021 IN SUMMARY WORLD CLASS TEAM WITH SIGNIFICANT EXPERIENCE A DESIGN THAT CAN ADDRESS THE LARGEST MARKET WORLD CLASS PARTNER ECOSYSTEM

23 ANALYST DAY - SEP 2021 1.WHY VERTICAL? 2. KEY TECHNOLOGIES 3. CERTIFICATION PROGRAM 4. ORDERBOOK 5. BUSINESS MODEL

PAUL HARPER
Head of Certification
Chief Airworthiness Engineer for Airbus A380. Compliance Verification Engineer for Airbus A320, A321neo



ERIC SAMSON
Head of Engineering
Design Release Approval on Gulfstream G450, G550. Project Manager on Gulfstream G500 and Wing G600

Head of design organization certification and Form 4 holder



TIM WILLIAMS
Chief Engineer
Release/Chief Engineer on Rolls-Royce Turbomeca RTM322 01/9, RTM322 01/22, Europrop TP400



PAUL COTTON
Head of Independent Systems Monitoring
3 decades of aerospace certification experience at Rolls-Royce across entire product lifecyle


A380
A380 AIRBUS







1,700+ TOTAL YEARS OF ENGINEERING EXPERIENCE

30+ AIRCRAFT AND PROPULSION SYSTEMS CERTIFIED AND SUPPORTED

BATTERY	STRUCTURES	FLIGHT PHYSICS	POWERTRAIN	DIGITAL SYSTEMS	DEVELOPMENT & TEST
120+ YEARS	360+ YEARS	330+ YEARS	220+ YEARS	130+ YEARS	100+ YEARS



LIMHI SOMERVILLE
Head of Battery



ALISON GREEN
Head of Structures



RICHARD ALEXANDER
Head of Flight Physics



LAWRENCE BLAKELY
Head of Powertrain



VIC TERRY
Head of Digital Systems



SIMON HARPER
Head of Test

OUTSTANDING CERTIFICATION TEAM

ANALYST DAY - SEP 2021

Note: Years of Engineering Experience defined as relevant to VAGL products

24

DEDICATED 50,000SQFT TEST FACILITY AT COTSWOLD AIRPORT

TWO PREVIOUS FULL-SCALE PROTOTYPES FLOWN

DEMONSTRATED

- ✓ Successful testing under Civil Aviation Approvals
- ✓ Electric Powertrain and flight controls integration
- ✓ Deliberate motor out safe flight

EXPERIENCED IN BUILD AND TESTING

ANALYST DAY - SEP 2021

25

26 ANALYST DAY - SEP 2021 26 VA-X4 PROTOTYPE AIRCRAFT EXPECTED TO FLY Q1 2022 WING IN MANUFACTURE ROTORS IN MANUFACTURE SIMULATOR FINALIZED ERGONOMICS FINALIZED BATTERIES IN FINAL TEST ELECTRIC POWERTRAIN TESTED TESTING FLIGHT CONTROLS FUSELAGE IN MANUFACTURE Need to replace with Equipmake Picture

AIRCRAFT TECHNICAL FAMILIARIZATION	CERTIFICATION BASIS	MEANS OF COMPLIANCE	DESIGN ORGANIZATION APPROVAL (DOA)	COMPLIANCE DEMONSTRATION	EASA CERTIFICATION[1]	GLOBAL CERTIFICATION
Engagement around how the VA-X4 technical architecture works	Define which requirements will apply to VA-X4 SC-VTOL	Defined standards set	Secure DOA approval, enabling Vertical to hold type certification	Collection of evidence to demonstrate compliance	EASA	JCAB ANAC
	CRI-A1 READY FOR AGREEMENT		DOA PENDING			
	G1 Equivalent		Site Audit Oct 21 Governance manual submitted and review		Once initial certification is received, other certification processes expected to be enabled in short order with defined process	

CLEAR ROADMAP TO CERTIFICATION

Notes: 1. Vertical certifying with Civil Aviation Authority, identical to EASA standards

ANALYST DAY - SEP 2021

27

TODAY
BUILD MILESTONES
VA-X1 Test Flight
VA-X2 Test Flight
VA-X4 Design Start
VA-X4 Prototype Build Start
50,000sqft Airport Test Facility
VA-X4 Prototype First Flight
Design Freeze
Build 4 x cert aircraft
Flight certification tests begin
Production
CERTIFICATION MILESTONES
DESIGN ORGANIZATIONAL APPROVAL INITIAL ENGAGEMENT
CONFIRMATION OF PASSING OF DOA CHECKPOINT 2
BATTERY DROP TEST & BATTERY IGNITION TEST
DOA & TC ACTIVITY WITH CAA
DOA GRANTED
START OF COMPLIANCE DEMONSTRATION
POA GRANTED
EASA
AIRCRAFT TYPE CERTIFICATION
2018
2019
2020
2021
2022E
2023E
2024E

ON TRACK FOR CERTIFICATION IN 2024

ANALYST DAY - SEP 2021
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29 LIMHI SOMERVILLE Head of Battery DANIEL KENDRICK Senior Certification Engineer ALISTAIR WYATT Senior Avionics Systems Engineer DR SOPHIE ROBINSON Flying Qualities Team Lead PAUL HARPER Head of Certification ANALYST DAY - SEP 2021 29 WORKING IN PARTNERSHIP WITH EASA KEY EUROCAE WORKING GROUPS THAT ARE DEFINING eVTOL STANDARDS PARTICIPANTS FROM VERTICAL’S PARTNER ECOSYSTEM ELECTRICAL LIFT / THRUST SAFETY FLIGHT AVIONICS

30 30 EASA CERTIFICATION EXPECTED TO UNLOCK GLOBAL MARKET Advanced economies are indicating they will likely align with CAA, EASA and FAA requirements INTERNATIONAL PORTABILITY CERTAINTY OF TRANSFERABILITY HIGH GLOBAL SAFETY STANDARD EASA certification de-risks business against possible hike in standards given EASA certification is at such a high level ANALYST DAY - SEP 2021

31 ANALYST DAY - SEP 2021 IN SUMMARY ALREADY ~4 YEARS INTO OUR CERTIFICATION JOURNEY SUCCESSFULLY FLOWN MULTIPLE FULL-SCALE PROTOTYPES ON TRACK FOR CERTIFICATION IN 2024

32 ANALYST DAY - SEP 2021 1.WHY VERTICAL? 2. KEY TECHNOLOGIES 3. CERTIFICATION PROGRAM 4. ORDERBOOK 5. BUSINESS MODEL

50 250 1,000 1,500 2,000 2024E 2025E 2026E 2027E 2028E ANALYST DAY - SEP 2021 33 - Secured sizable pre-orders from some of the world’s largest players in the airline industry, leasing industry and helicopter operations - 115% of expected revenues through to 2026E already under pre-order agreements 350 500 150 200 50 100 TOTAL PRODUCTION VOLUMES INDICATIVE ALLOCATION OF PRE-ORDERED AIRCRAFT 250 MARKET LEADING PRE- ORDER BOOK PRODUCTION TARGETS (# AIRCRAFT) PRE- ORDER BOOK (# AIRCRAFT)1 Notes: 1. American has agreed to pre-order, subject to certain conditions precedent and future agreed upon milestones, up to 250 aircraft, with an option to order an additional 100 aircraft. Avolon has agreed to pre-order up to 310 aircraft with an option to purchase up to an additional 190, and Virgin Atlantic has a pre-order option to purchase between 50 and 150 aircraft. Marubeni has a pre-order option for up to 50 aircraft with an option to purchase up to an additional 150 .. Bristow has agreed to pre-order up to 25 aircraft with the option to purchase up to an additional 25. Iberojet has agreed to pre-order up to 20 aircraft with the option to purchase up to an additional 80. All pre-orders are conditional. 1,350

34 ANALYST DAY - SEP 2021 34 GLOBAL COMMERICIAL ECOSYSTEM Notes: 1. Pre-orders from American Airlines, Avolon, Bristow and Iberojet with a pre-order option from Virgin Atlantic and Marubeni. Avolon has placed up to 250 aircraft with GOL 2. Bristow operate in 15 countries globally. Source Bristow 2021 Annual Report. up to 350 aircraft up to 200 aircraft up to 50 aircraft up to 150 aircraft up to 500 aircraft EASA CERTIFICATION UNLOCKS GLOBAL DEMAND LOCAL MARKET EXPERTISE AND BRAND STRENGTH STRATEGIC COOPERATION ON REGIONAL CERTIFICATION up to 100 aircraft 15 operating markets up to 250 aircraft

Combined OEM aircraft sales and aftermarket services Launch partners with existing proven demand ANALYST DAY - SEP 2021 35 Helicopters General Aviation Airlines Tourism - Strong proposition that offers compelling unit economics for our partners with recurring revenue streams for Vertical - Forge launch partnerships in key markets with partners that have existing demand, local trusted brands and market specific knowledge - Start with easy extension business models and build market ecosystem and expand proposition over time COMPELLING PROPOSITION TARGET CUSTOMERS PROPOSITION

ANALYST DAY - SEP 2021 36 - United States - Rest of World TOP 50 CITIES BY POPULATION AS OF 20181 - Using feedback from our customers, the VA-X4 is tailored to the needs of given applications - Enables future operators to maximize utilization and asset value generation VA-X4 IS DESIGNED AND TAILORED TO MISSION AIRPORT TRANSIT (25 – 50 MILES) 2. INTER CITY AND POINT TO POINT ROUTES (60 – 100 MILES)2 3. INTER ISLANDS & TOURISM (25 – 100 MILES)2 Sources: 1. UN population estimates (2018). 2. Vertical Aerospace analysis

ANALYST DAY - SEP 2021 37 VA-X4 PRODUCT FAMILY Passenger transport vehicle tailored to mission. Different versions and options Medical emergency response version, enabling single patient transportation Cargo version enabling point to hub, hub to point goods transportation MEDEVAC PASSENGER CARGO ADAPTABLE TO MULTIPLE APPLICATIONS CORE EACH VARIANT TAILORED TO OPERATING ENVIRONMENT WATER ALTITUDE COLD HEAT

ANALYST DAY - SEP 2021 38 215 MN PASSENGERS PER ANNUM1 6,800 FLIGHTS PER DAY1 365 DESTINATIONS1 10 AIRPORT HUBS1 - Vertical’s strategic airline partner for US operations - American Airlines has pre-ordered, subject to certain conditions, up to 350 Aircraft - Bring unrivaled US footprint and scale of operations COMMERCIAL PARTNERSHIP WITH AMERICAN AIRLINES Sources: 1. American Airlines, 2020 Annual Report.

NEW YORK ANALYST DAY - SEP 2021 39 Services to and from JFK representing an attractive market for first and business proposition extensions / feeders As well as high frequency JFK – Manhattan shuttle services, there are several high GDP per capita target markets for fast, zero emission air-taxi shuttle $100 MN NETWORK REVENUE PER ANNUM 551,000 PASSENGERS PER ANNUM 46,000 TONNES CUMULATIVE CARBON EMISSIONS SAVED BY 2030 ILLUSTRATIVE USE CASE FOR 50 PLANE NETWORK AIRPORTS – MANHATTAN – LEISURE JFK – THE HAMPTONS VERTICAL CAR/TAXI 30 MINS 74 MILES 2 HRS 10 MINS CAR/TAXI 3 HRS 05 MINS JFK – MANHAT TAN VERTICAL CAR/TAXI 5 MINS 13 MILES 1 HR 10 MINS CAR/TAXI 1 HRS 15 MINS Notes: Example routes based on Vertical Aerospace analysis

ANALYST DAY - SEP 2021 40 5.9 MN PASSENGERS PER ANNUM (2019) 25 DESTINATIONS1 16 COUNTRIES2 - Vertical’s joint venture partner for UK operations - Virgin Atlantic has a pre-order option for up to 150 Aircraft - Brings exceptional brand and history of innovation in flight UK JOINT VENTURE WITH VIRGIN ATLANTIC Sources: 1. Virgin Atlantic, 2021. 2. 2019 Annual Report.

LONDON ANALYST DAY - SEP 2021 41 There are 37 towns and cities with populations over 100,000 within 100 miles of Heathrow Airport These towns and cities represent a target population of 7.7m (excluding London) that Virgin and Vertical can connect into the Heathrow hub. $93 MN NETWORK REVENUE PER ANNUM 535,000 PASSENGERS PER ANNUM 39,000 TONNES CUMULATIVE CARBON EMISSIONS SAVED BY 2030 ILLUSTRATIVE USE CASE FOR 50 PLANE NETWORK HEATHROW HUB CATCHMENT AREA CAMBRIDGE - LHR VERTICAL CAR/TAXI 22 MINS 56 MILES 1 HR 30 MINS CAR/TAXI 2 HRS 10 MINS BRISTOL – LHR VERTICAL CAR/TAXI 37 MINS 93 MILES 2 HRS CAR/TAXI 2 HRS 09 MINS BRIGHTON – LHR VERTICAL CAR/TAXI 20 MINS 47 MILES 1 HR 30 MINS CAR/TAXI 1 HR 40 MINS Notes: Example routes based on Vertical Aerospace analysis

42 ANALYST DAY - SEP 2021 42 - Vertical’s strategic partner for aircraft financing - Avolon has agreed to pre-order up to 500 Aircraft and has already onward leased 250 to GOL - Strategic cooperation to combine aircraft plus financing plus services to enable eVTOL business model to be rolled out to global ecosystem of partners GLOBAL REACH WITH AVOLON Source: 1. Avolon as at 30 June 2021.2. Business Wire FIS news release Sep 2021. Note Order will be executed through Avolon e, an affiliate of Avolon. Avolon has agreed to pre-order up to 310 aircraft with an option to purchase up to an additional 190. 837 OWNED, MANAGED AND COMMITTED AIRCRAFT 1 149 AIRLINE CUSTOMERS GLOBALLY 1 $31BN TOTAL ASSETS 1 FLORIDA NEW YORK DUBLIN GLOBAL HQ DUBAI HONG KONG SHANGHAI SÃO PAULO SINGAPORE Avolon has successfully onward leased up to 250 VA- X4 aircraft to GOL, Brazil’s largest domestic airline 2 ONWARD LEASE

ANALYST DAY - SEP 2021 43 - Vertical and Marubeni to explore joint venture for Japan operations - Marubeni has a pre-order option, subject to certain conditions, for up to 200 Aircraft - Brings exceptional strength and depth with strong existing aerospace ecosystem - Expected to de-risk JCAB certification and unlocks a large potential market for the VA-X4 JAPAN JOINT VENTURE WITH MARUBENI Notes: Marubeni has agreed to pre-order up to 50 aircraft with an option to purchase up to an additional 150.

ANALYST DAY - SEP 2021 44 - Vertical’s strategic partner for helicopter operations - Bristow has pre-ordered up to 50 aircraft, subject to certain conditions - One of the world’s leading helicopter operators with decades of VTOL experience - Global Part 135 operations capability for rotor craft and fixed wing COMMERCIAL PARTNERSHIP WITH BRISTOW 240 AIRCRAFT FLEET1 15 COUNTRIES OF OPERATION1 $1.2BN REVENUE1 Source 1: Bristow FY 2021 Annual Report. 15 countries of operations with 12 operating certificates. Notes: Bristow has agreed to pre-order, subject to certain conditions, up to 25 aircraft with an option to purchase up to an additional 25.

ANALYST DAY - SEP 2021 45 - Iberojet has pre-ordered up to 100 aircraft, subject to certain conditions - Iberojet operates flights within Spain (including the Balearics and the Canary Islands) as well in the Caribbean and Mexico - Iberojet is part of Avoris and Barcelo Group, a leading travel group in the Spanish and Caribbean market with more than 250 hotels across 23 countries COMMERCIAL PARTNERSHIP WITH IBEROJET 250 HOTELS1 23 COUNTRIES1 3.7BN REVENUE1 Source 1: Barcelo Group FY 2019 Annual Report. Notes: Iberojet, a subsidiary of Avoris, in turn a subsidiary of Barcelo Group has agreed to pre-order, subject to certain conditions, up to 20 aircraft with an option to purchase up to an additional 80.

46 ANALYST DAY - SEP 2021 IN SUMMARY SCALE OF PRE-ORDERS VALIDATES PRODUCT & BUSINESS MODEL GLOBAL DEMAND CONFIRMS THE RIGHT APPROACH TO CERTIFICATION OUR PARTNER ECOSYSTEM GIVES CONFIDENCE IN OUR GO TO MARKET

47 ANALYST DAY - SEP 2021 1.WHY VERTICAL? 2. KEY TECHNOLOGIES 3. CERTIFICATION PROGRAM 4. ORDERBOOK 5. BUSINESS MODEL

48 PHASE I: VA- X4 DESIGN & CERTIFICATION PROGRAM (2021– 2024) PHASE II: STATE OF THE ART ASSEMBLY FACILITY (2023– 2024) PHASE III: COMMERCIAL PLATFORM & ORGANIZATION (2023– 2024) - Continue development of proprietary technology and further develop industrial aerospace partnerships, which increase capital efficiency and accelerate path to certification - Build out of world leading engineering team - Certify the VA-X4 - Highly automated production processes leveraging latest industry 4.0 technology - Staged production scaling to align with partner pre-orders - Final assembly facility with annual capacity of 1,500 aircraft1 - R&D to drive longer range and higher passenger variants - Expand global sales and service delivery organization - Development of cloud services software platform ANALYST DAY - SEP 2021 48 THREE PHASE DEVELOPMENT & COMMERCIALIZATION PLAN 1. facility expandable to 3k p.a. production rate.

49 49 CAPITAL REQUIREMENTS THROUGH COMMERCIALIZATION ($M) Phases II State of the Art Assembly Facility (2023–2024) Phase I: VA-X4 Design & Certification Program (2021–2024) Phase III Commercial Platform & Organization (2023–2024) Available Cash Gross Profit Contribution 2022 2021 TOTAL 2024 53 48 85 81 33 76 100 296 48 223 93 45 75 138 100 17 27 45 108 2023 Net funding requirement of $223m Certified aircraft and 1,500+ unit production facility Pre-Delivery Payments1 479 (256) ANALYST DAY - SEP 2021 Note: Pre-delivery payments are deposit payments made on firm orders for aircraft. Assumed at 2% of all existing orders Discretion on Phase II spend between 2023 and 2024 Certifiable aircraft design freeze having proven key certifiable milestones

50 ANALYST DAY - SEP 2021 50 STRONG VISIBILITY ON COSTS High certainty on costs through strategic partnerships with Vertical’s top-tier supply chain – operating expenses fall significantly as a % of revenue during 2024-2028 as production is scaled, demonstrating Vertical’s significant operating leverage Notes: 1. Based on company forecasts and agreements with key suppliers on component parts. UNIT COST BREAKDOWN1 VERTICAL AEROSPACE COSTS – LONG TERM BREAKDOWN GROSS PROFITS STRUCTURES (31%) SYSTEMS (44%) AVIONICS (19%) ASSEMBLY AND DELIVERY (3%) PRODUCTION COSTS 92 478 1,946 3,006 4,056 109 183 264 346 453 201 661 2,210 3,352 4,509 2024E 2025E 2026E 2027E 2028E $mm Costs of Goods Sold Operating Expenses

51 ANALYST DAY - SEP 2021 51 EXCEEDING $1BN EBITDA BY 2026 GLOBAL VA- X4 PRODUCTION VOLUME TARGET VERTICAL AEROSPACE ADJUSTED EBITDA1 – LONG TERM TARGET VERTICAL AEROSPACE REVENUE2 – LONG TERM TARGET VERTICAL AEROSPACE FCF3 – LONG TERM TARGET 50 250 1,000 1,500 2,000 2024E 2025E 2026E 2027E 2028E Number of aircraft (53) (83) (109) (9) 270 1,357 2,072 2,761 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E $mm Significant certainty on costs through strategic partnerships with Vertical’s top-tier supply chain 192 931 3,566 5,424 7,270 2024E 2025E 2026E 2027E 2028E $mm (54) (86) (191) (52) 127 772 1,263 1,698 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E Total FCF 2021E – 24E: ($384m) Total FCF 2025E – 28E: $3,859m $mm Cash flow break-even: 86 aircraft sales per year Required to recover investment: 302 aircraft sales total Aircraft Sales Aircraft Servicing Volume already sold under conditional pre-order = 1,350 See disclaimer for definitions. Adjusted EBITDA and Free cash flow are not financial measures prepared in accordance with IFRS and should not be considered a substitute for net income (loss) or net cash flows used in operating activities prepared in accordance with IFRS.

1.8 3.6 2.4 2.0 1,350 220 250 479 2,320 1,210 1,160 PRE- ORDER BOOK (NUMBER OF AIRCRAFT)1 GROSS FUNDING REQUIREMENTS ($MN)2 ENTERPRISE VALUE ($BN)3 SUCCESSFULLY FLOWN FULL SCALE PROTOTYPES1 ANALYST DAY - SEP 2021 52 ATTRACTIVE VALUATION 1. Peer investor presentations, press releases. Vertical Pre-orders from American Airlines, Avolon, Bristow and Avoris Group with a pre-order option from Virgin Atlantic and Marubeni. Excludes Joby orders from DoD. 2. Pitchbook data. Gross amount of publicly disclosed capital raised to date to fund development plans including aircraft development, certification, development of manufacturing facilities and commercial rollout. 3. Factset, as of market close 14/09/2021.

ANALYST PRESENTATION 53 ANALYST DAY - SEP 2021 53 WHY VERTICAL? CERTIFICATION CONFIDENCE MARKET LEADING PRE - ORDER BOOK ASSET - LIGHT AND SCALEABLE ATTRACTIVE VALUATION

54 THANK YOU

Additional Information and Where to Find It This communication relates to a proposed transaction between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. In connection with the proposed transaction, Vertical has filed a registration statement on Form F-4 with the SEC, which will include a proxy statement of Broadstone in connection with Broadstone’s solicitation of proxies for the vote by Broadstone’s shareholders with respect to the proposed transaction and a prospectus of Vertical. Broadstone also will file other documents regarding the proposed transaction with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination. Shareholders and investors will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vertical and Broadstone through the website maintained by the SEC at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com. In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at https://vertical-aerospace.com/ or by written request to Vertical at Vertical Aerospace Group Ltd., Unit 1, Camwal Court, Chapel Street, Bristol, BS2 0UW, and the documents filed by Broadstone may be obtained free of charge by directing a request to: info@broadstoneacquisitioncorp.com. Participants in Solicitation Vertical and Broadstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadstone’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.